FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month February, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

At its meeting held today, the Board of Directors of ICICI Bank Limited (the Bank) has approved the appointment of KFin Technologies Private Limited (Kfintech) (SEBI Registration No. INR000000221) as the Registrar and Share Transfer Agent (RTA) for servicing the equity shareholders of the Bank in place of 3i Infotech Limited (3i Infotech) with effect from April 1, 2022. Kfintech services investors across issuer companies including a few peer banks, PSUs, etc. It offers a wide service spectrum and is expected to bring experience from varied industries in investor servicing in addition to also serving as a common RTA across all the equity listed ICICI Group companies.

The Bank is in the process of issuing necessary communications to 3i Infotech and Kfintech informing them about the decision of the Board.

Further, necessary disclosures under Regulation 7 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 will be filed in due course.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	February 18, 2022	By:	/s/Vivek Ranjan
		Name :	Vivek Ranjan
		Title :	Chief Manager